UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010.

Comission File Number 001-32535

Bancolombia S.A.
(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES APPROVAL BY THE GENERAL SHAREHOLDERS MEETING OF DISTRIBUTION OF 2009 PROFITS

 Medellín, Colombia, March 1, 2010

Today, at the annual general shareholders meeting of Bancolombia S.A. (“Bancolombia”), the shareholders of Bancolombia approved (i) the financial statements for the year ended December 31, 2009, along with the accompanying notes and management discussion and (ii) the proposed distribution of profits presented by the board of directors, pursuant to which a dividend of Ps. 636.80 per share was declared. The dividend will be paid as follows: Ps. 159.20 per share every calendar quarter on the first business day of each such calendar (April 5th, July 1st, and October 1st 2010, and January 3rd, 2011).

This dividend represents an increase of 2.05% compared to the dividends paid in 2009 and 91.80% of the amount to be paid as dividends will be tax free to the shareholders under Colombian regulations.

The shareholders also approved an increase in legal reserves of Ps. 411,646 million.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: March 1, 2010	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance